Exhibit (p)

October 9, 2012

Board of Directors

Ares Dynamic Credit Allocation Fund, Inc.

2000 Avenue of the Stars

12th Floor

Los Angeles, California 90067

Re:	Subscription Agreement for Shares of
Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”)

Dear Directors:

Ares Capital Management II LLC offers to purchase from the Fund 5,235.602 shares of common stock of the Fund at $19.10 per share for an aggregate purchase price of $100,000 in cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Fund of said payment.

These shares are not being purchased with any present intent of distributing or reselling the same to the public and will be held for the investment of Ares Capital Management II LLC.

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The State of New York without regard to its conflicts of laws provisions.

Sincerely,

Ares Capital Management II LLC

By:	/s/ Daniel J. Hall
Name:	Dan Nguyen
Title:	Authorized Signatory

Accepted and agreed to this 9th day of October, 2012.

Ares Dynamic Credit Allocation Fund, Inc.

By:	/s/ Seth J. Brufsky
	Name:	Seth Brufsky
	Title:	Chief Executive Officer and President